UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of March, 2011
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐      Form 40-F ☑
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)
Date: March 22, 2011	By:	Signed: /s/ Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)
Date: March 22, 2011	By:	Signed: /s/ Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

Release: Immediate March 21, 2011
OUTLOOK FOR FIRST QUARTER 2011
Calgary, AB — Canadian Pacific (TSX: CP) (NYSE: CP) today announced first quarter earnings will be lower due to the impact of winter weather across the entire rail supply chain. The severity and length of winter events on our operations combined with the lag in fuel recoveries have reduced diluted earnings per share (EPS) by approximately 40 cents versus last year. CP expects diluted EPS for first quarter 2011 to be within the range of 12 to 22 cents.
“Since the new year, multiple severe weather events have caused significant disruptions to train operations across our network. Slower train speeds have reduced productivity and asset velocity thereby constraining network capacity and limiting our ability to meet market demands,” said Fred Green, President and Chief Executive Officer. “The impact of avalanche disruptions are just one factor that increased fivefold this year in our busiest corridor through the mountains causing very inefficient stop-start operations.”
“We have been increasing resources to meet strong demand and improve service reliability,” Mr. Green added. “With moderating weather CP is seeing fluidity return to the network and our operating metrics are showing improvement. Our two- to four-year target of delivering a low 70s operating ratio remains unchanged.”
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods, timing of completion of capital and maintenance projects; currency and interest rate fluctuations; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CP’s website, for a summary of major risks.

Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
About Canadian Pacific:
Canadian Pacific (TSX: CP) (NYSE: CP) operates a North American transcontinental railroad providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.
Contacts:

Media	Investors
Mark Seland	Janet Weiss
Tel: 403 319-3566	Tel: 403 319-3233
mark_seland@cpr.ca	investor@cpr.ca